Skadden, Arps, Slate, Meagher & Flom llp
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VIENNA

October 12, 2010

John M. Ganley
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cushing MLP Funds Trust
(File Nos. 333-167481 and 811-22428)

Dear Mr. Ganley:

Thank you for your telephonic comments received on October 1, 2010 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Registration Statement”) filed by Cushing MLP Funds Trust (the “Trust”) on  September 14, 2010, containing the Prospectus and Statement of Additional Information for The Cushing MLP Premier Income Fund (the “Fund”). On behalf of the Trust, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments.  These changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Trust intends to file on or about October 12, 2010 and will be marked to show all changes made since the initial filing of the Registration Statement.

1.           Add disclosure to footnote (b) to the Fee Table that prior to November 30, 2011, the waiver may be terminated only with the consent of the Board of Trustees of the Trust.

The Trust has added the requested disclosure.

2.           Please confirm supplementally that in calculating the Expense Example, the fee waiver was applied only through November 30, 2011.  Considering adding narrative disclosure to this effect adjacent to the Expense Example.

The Trust has recalculated and revised the Expense Example and added the suggested disclosure.

John M. Ganley
October 12, 2010

3.           Add disclosure to footnote (a) to the Fee Table to explain that other expenses do not include current and deferred tax expense which may be incurred by the Trust, as such expenses cannot be estimated prior to the commencement of operations by the Trust.

The Trust has added the requested disclosure.

***

In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Thomas A. DeCapo

Thomas A. DeCapo